

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2023

Daniel Jones
Chief Executive Officer
SeqLL, Inc.
3 Federal Street
Billerica, MA 01821

      Re: SeqLL, Inc.
         Amendment No. 1 to Registration Statement on Form S-1
         Filed August 15, 2023
         File No. 333-272908

Dear Daniel Jones:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 17, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. We note that you have failed to maintain a minimum bid price for your Nasdaq listing. Please revise the third paragraph of the prospectus cover page to clarify whether this offering is contingent upon your continued listing on Nasdaq. Additionally, please include a cross-reference to the applicable risk factor on page 13 which discusses your current Nasdaq listing status. Last of all, please revise the prospectus summary to include a discussion of this issue.

<u>Business</u>
<u>Lyneer Service Offerings, page 69</u>

2. Please revise the disclosure of when customers are typically invoiced and the payment terms to agree with the disclosure on page 53.

<u>Note 3: Summary of Significant Accounting Policies</u>
<u>Liquidity, page F-7</u>

3. We note the company is in negotiations with the lender and considering other remedies within a Forbearance Agreement to cure the covenant violations of the Revolver. We also note the non-payment of the over-advance impacted the company's ability to make other debt payments. Please tell us how you determined it is not probable that any other covenant violations will occur in subsequent interim periods and that non-current classification as of June 30, 2023 is appropriate. Please reference ASC 470 in your response.

<u>Financial Statements</u>
<u>Notes to the Consolidated Financial Statements as of June 30, 2023</u>
<u>Note 8: Debt</u>
<u>Revolver, page F-12</u>

4. We note The Third Amendment to the Revolver required a $375,000 amendment fee. Given this additional amount of payment, please tell us how you determined the amendment qualified as a debt modification and not as a debt extinguishment under the guidance in ASC 470-50-40-6 through 12.

<u>2023 Amendment to Seller and Earnout Notes, page F-14</u>

5. We note the Omnibus Amendment to the Seller and Earnout Notes changed the interest rate for all remaining payments to 11.25% per annum from 6.25%. Please tell us how you determined the amendment qualified as a debt modification and not as a debt extinguishment under the guidance in ASC 470-50-40-6 through 12.

<u>General</u>

6. We note your disclosure on page F-18 that Lyneer is in default under its Revolver and Term Loan. We also note the applicable risk factors on page 21. Please revise the prospectus summary to include a discussion of this issue to include Lyneer's current liquidity situation and its plans to cure any defaults.

You may contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Eric M. Hellige